UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 17, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Warner Music Group Corp.

File No. 001-32502 - CF#29304

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Warner Music Group Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 14, 2013.

Based on representations by Warner Music Group Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1	through February 14, 2023
Exhibit 2.3	through February 14, 2023
Exhibit 2.5	through February 14, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel